Applied Visual Sciences, Inc.

250 Exchange Place, Suite H

Herndon, Virginia 20170

December 10, 2010

Via:

EDGAR System

Fax 202-772-9210

Ms. Laura Veator

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Visual Sciences, Inc. (formerly, Guardian Technologies International, Inc.)
Form 10-K for the Fiscal Year Ended December 31, 2009, Filed April 2, 2010
(File No. 000-28238)

Dear Ms. Veator:

Thank you for the discussions yesterday regarding Applied Visual Sciences, Inc. (the “Company”) and our proposed response to the Securities and Exchange Commission staff’s letter of comment, dated October 29, 2010, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.  As a follow up to that discussion and in an effort to respond more fully to the staff’s letter of comment, the Company hereby requests an additional extension of the time required to respond to the letter of comment until December 17, 2010, so that the Company may further review applicable accounting guidance regarding the issuance of the additional Series D warrants to the debenture holders, and expand the Company’s proposed response related thereto.

If you have any question regarding this foregoing, please feel free to contact the undersigned at (703) 464-5495, extension 143.

Respectfully submitted,

/s/ Gregory E. Hare

Gregory E. Hare

Chief Financial Officer

cc:

Mr. Stephen Kirkorian, Accounting Branch Chief